

The smartest way to work with PPC Ads

Better, Easier, Faster!

PPC Ad Editor, INC. (Delaware C-Corp)
Founded in January 2020
Industry: Software as a Service (SaaS)

Introduction

- PPC Ad Editor and its intelligent workflows is the first all-in-one SaaS (Software as a Service) platform that streamlines the creative campaign process: Creating campaigns works **better**; Collaborating on revisions, approvals, and compliance is **easier**; Going from ideation to launch is **faster**.
  - *First of its kind* in the ad creation, pre-launch, and approval process of paid search campaigns
  - Subscription based model offering different tiers differentiated by features and user seats
  - AWS (Amazon Web Service) Secure Cloud
  - Currently available with Google Ads integration (other integration ex. Facebook, Bing, etc. on the roadmap)

- Target clients:
  - Marketing agencies of all sizes worldwide (~550K)
  - US Small Medium Businesses (up to 250 employees), top 7% with online advertising spend of $1MM+ (~2MM companies)
  - Larger enterprises worldwide (~1MM companies)

- **Beta version launched on June 30th, 2020** - Approximately **1,000+ customer subscriptions** after 3-months

- **Product launch scheduled for February 15th 2021**

Meet our Team



Charles Sayasith – Chief Executive Officer

- Charles has 20+ years of consulting experience across a few industries, including financial services, communication & high tech, energy & utilities, and automotive. His domains of expertise revolve around AI/Cognitive, advanced analytics, business & digital/IT strategy and transformation, IT operating model and cost reduction.

- Charles is an MBA graduate from the Kellogg School of Management, Northwestern University, and also holds an engineering degree in Computer Science.

Meet our Team



Albert Somlith – Chief Marketing and Product Officer

- Albert has been a leader in the digital marketing arena for over 15 yrs., consulting with key stakeholders in order to optimize their digital marketing efforts in PPC/SEO, social media and mobile.

- Albert also holds a business degree from Cal State Fullerton.

Meet our Team



Patricia Chamroonrat – Senior Vice President Customer Success

- Patricia has over 20 yrs. of experience in higher education with a focus in web development, branding, marketing, and communications. She believes in and supports forward-thinking organizations.

- Patricia holds a BS in communications from Cal Poly Pomona.

Meet our Team



Ken Kesaji – Senior Vice President Strategy

- Ken has been in numerous leadership positions running program management departments for multi-million dollar programs for over 14 yrs. In the aerospace industry.

- Ken is also a form US Army Captain and has an MBA from Pepperdine University and a BA in Finance from Creighton University.

The pain faced by ad managers and agencies today



Three key pain points

#1 Creating ad campaigns is a tedious manual process

a) Ad campaign is created using a spreadsheet

b) This spreadsheet must be shared and is the only means for clients to review and comment on the ad campaign

c) It is very difficult to preview the ad campaign

d) It is a manual process to enter data from the spreadsheet into Google Ads*



Support of Facebook, Bing, Instagram, etc. are on PCADE's roadmap

The pain faced by ad managers and agencies today



Sample excel spreadsheet currently used by ad agencies for over the past 20 years!



Ad copy -

Treat High Cholesterol
Get the Facts About a Treatment
That Helps Lower Bad Cholesterol
treating-cholesterol.com
Callout 1 · Callout 2 · Callout 3

Deep link 1 | Deep link 2
D1 - Description 1 | D2 - Description 1
D1 - Description 2 | D2 - Description 2
Deep link 3 | Deep link 4
D3 - Description 1 | D4 - Description 1
D3 - Description 2 | D4 - Description 2

Treat High Cholesterol | treating-cholesterol.com
Get the Facts About a Treatment
That Helps Lower Bad Cholesterol
treating-cholesterol.com
Callout 1 · Callout 2 · Callout 3

Deep link 1 | Deep link 2
D1 - Description 1 | D2 - Description 1
D1 - Description 2 | D2 - Description 2
Deep link 3 | Deep link 4
D3 - Description 1 | D4 - Description 1
D3 - Description 2 | D4 - Description 2

Treat High Cholesterol
treating-cholesterol.com
Get the Facts About a Treatment
That Helps Lower Bad Cholesterol
Callout 1 · Callout 2 · Callout 3

Deep link 1 | Deep link 2
D1 - Description 1 | D2 - Description 1
D1 - Description 2 | D2 - Description 2
Deep link 3 | Deep link 4
D3 - Description 1 | D4 - Description 1
D3 - Description 2 | D4 - Description 2

High Cholesterol Facts
Discover A Treatment Option For
High LDL Cholesterol. Learn More.
treating-cholesterol.com
Callout 1 · Callout 2 · Callout 3

Deep link 1 | Deep link 2
D1 - Description 1 | D2 - Description 1
D1 - Description 2 | D2 - Description 2
Deep link 3 | Deep link 4
D3 - Description 1 | D4 - Description 1
D3 - Description 2 | D4 - Description 2

High Cholesterol Facts | treating-cholesterol.com
Discover A Treatment Option For
High LDL Cholesterol. Learn More.
treating-cholesterol.com
Callout 1 · Callout 2 · Callout 3

Deep link 1 | Deep link 2
D1 - Description 1 | D2 - Description 1
D1 - Description 2 | D2 - Description 2
Deep link 3 | Deep link 4
D3 - Description 1 | D4 - Description 1
D3 - Description 2 | D4 - Description 2

High Cholesterol Facts
treating-cholesterol.com
Discover A Treatment Option For
High LDL Cholesterol. Learn More.
Callout 1 · Callout 2 · Callout 3

Deep link 1 | Deep link 2
D1 - Description 1 | D2 - Description 1
D1 - Description 2 | D2 - Description 2
Deep link 3 | Deep link 4
D3 - Description 1 | D4 - Description 1
D3 - Description 2 | D4 - Description 2

Treating Cholesterol
Learn About An Rx Treatment Option
That Helps Lower Cholesterol.
treating-cholesterol.com
Callout 1 · Callout 2 · Callout 3

Cholesterol Treatment
Get Info About An Rx Drug To
Help Lower Your Bad Cholesterol.
treating-cholesterol.com
Callout 1 · Callout 2 · Callout 3

Ad Group	Keywords
B	cholesterol treatments
Cholesterol Treatment	different cholesterol treatments
Cholesterol Treatment	treatments for cholesterol
Cholesterol Treatment	different cholesterol treatment
Cholesterol Treatment	treatment for cholesterol
Cholesterol Treatment	cholesterol treatment option
Cholesterol Treatment	different cholesterol treatment option
Cholesterol Treatment	treatment option for cholesterol
Cholesterol Treatment	cholesterol treatment options
Cholesterol Treatment	different cholesterol treatment options
Cholesterol Treatment	treatment options for cholesterol
Cholesterol Treatment	injectable cholesterol treatment
Cholesterol Treatment	injectable cholesterol treatments
Cholesterol Treatment	injectable cholesterol treatment option
Cholesterol Treatment	injectable cholesterol treatment options
Cholesterol Treatment	cholesterol treatment injection
Cholesterol Treatment	cholesterol treatment medications
Cholesterol Treatment	current cholesterol treatment guidelines
Cholesterol Treatment	lowering cholesterol treatment

The spreadsheet is large, complex and can be difficult to understand as well as making the review very time consuming and potentially overwhelming for the client

The pain faced by ad managers and agencies today



#2 Client (internal or external) engagement and collaboration is inefficient due to the spreadsheet format/approach and inability to preview campaigns



- Email is used to share the spreadsheet with lots of back and forth with different files revisions (ex. Campaign-final-final-v2.xls)

- Comments must be manually exchanged on the spreadsheet

- Tracking and revision history is very challenging

- The process is iterative and time consuming

Today, the collaboration process is tedious, ineffective and time consuming

The pain faced by ad managers and agencies today

PPC Ad Editor

#3 Campaign data is manually entered into Google Ads



- Each data from the spreadsheet needs to be entered one by one
- High probability of errors while entering data
- Not a scalable process
- Not a value-added activity

The manual data entry is prone to errors and is time consuming

The pain faced by ad managers and agencies today









PPC Ad Editor

Sell mens shoes on Ebay List It. Ship It. Get Paid.
Sell shoes on eBay. Be the Soul Behind the Sole
Goat on Ebay. First in Fresh Kicks
Sell mens shoes on Ebay List It. Ship It. Get Paid.
www.ebay.com/
Keywords: 300

Sell mens shoes on Ebay List It. Ship It. Get Paid.
Sell shoes on eBay. Be the Soul Behind the Sole
Goat on Ebay. First in Fresh Kicks
Sell mens shoes on Ebay List It. Ship It. Get Paid.
www.ebay.com/
Keywords: 300

Sell mens shoes on Ebay List It. Ship It. Get Paid.
Sell shoes on eBay. Be the Soul Behind the Sole
Goat on Ebay. First in Fresh Kicks
Sell mens shoes on Ebay List It. Ship It. Get Paid.
www.ebay.com/
Keywords: 300

Multiple Campaigns **X** **Multiple Clients** **=** **Many inefficient hours for ad agencies**

Ad agencies are trapped performing many iterative, manual and time consuming activities for multiple campaigns and clients

Features and Capabilities



- Intelligent collaboration workflows
- Generate ad previews
- Share previews with clients for review and approvals
- Track and audit revision changes to ad campaigns
- Sync directly with Google Ads

PPC User Needs

1. Optimized collaboration
2. Capture feedback in an organized manner
3. A better way to preview and present ads to clients
4. Ability to preview via mobile devices
5. Revision history
6. Automated sync with Google Ads
7. Launch campaigns faster
8. Many others…

First of a kind!

The first all-in-one PPC Digital Ad Collaboration Platform

PPC Ad Editor's Value Delivered



1. Optimize client/agency engagement and collaboration
   - The simplified preview empowers the client to be more hands on
   - Optimize the client / agency collaboration with PCADE's communication tools
   - Accelerate the speed to market for ad campaigns
   - Help new advertisers envision what their ads will look like
   - Review via mobile devices

2. Give clients an actual look at their ads
   - Eliminate the manual work of populating the traditional industry standard spreadsheets to build a campaign
   - What you see is what you get in Google Ads
   - Simplified review, greater transparency, and easier to understand content for clients
   - Help new advertisers envision what their ads will look like in the wild as well as understand how text ads will look on the SERP (Search Engine Results Page) along with ad extensions
   - Realized time savings of approximately 37% with the use of PCADE
   - Improves the quality and accuracy for both your review and final campaign

3. Save time with PPC Ad Editor's Upload/Download sync directly to Google Ads
   - No manual work to copy and paste
   - Remove data entry errors

How does PPC Ad Editor work?

Four easy steps:

1. Create or sync your PPC campaigns
2. Generate an entire ad preview with a couple of clicks
3. Review, collect feedback and collaborate
4. Launch your campaign!






PPC Ad Editor Architecture

- Cloud platform through Amazon Web Services (AWS)
- Region: N. Virginia
- Number of instances: 3
- Instance type: HTTPD Server A T2 X large
- Instance type: HTTPD Server B T2 X large
- Instance type: DB Instance T2 large
- Number of Elastic IPs :3
- Operating system: Centos


AWS VPC
USERS
INTERNET
SECURITY GROUPS
HA
PROXY SERVER
HTTPD SERVER A
POSTGRES DB
LAMBDA SERVICE
HTTPD SERVER B
S3

PPC Ad Editor Architecture



- **Data Protection**
    - AWS protects your data with the capabilities to encrypt data at rest and data in motion across storage and data services with 256-bit encryption managed by Amazon Key Management Service (KMS)

- **Your Proprietary Data**
    - Protecting your proprietary content and data is mission-critical to PCADE
    - Access to your data is strictly controlled and monitored in accordance with AWS' internal privileged user monitoring and auditing programs.
    - AWS also does not access your data without permission. They never employ your data for marketing or advertising purposes, either

- **Compliance on AWS**
    - AWS has access to the compliance standards that govern our industry and provide al the appropriate tolls to ensure that we are meeting the compliance standards we should be

PPC Process Value Chain



1
PPC STRATEGY
2
KEYWORDS ANALYSIS
3
AD CREATION
4
ACCOUNT SETUP
5
TRACKING
6
CAMPAIGN LAUNCH
7
MONITORING PERFORMANCE & OPTIMIZATION
8
PPC ANALYSIS & REPORTING
PAY PER CLICK

- #5, 7 and 8 - There are many products in the marketplace that support these PPC processes
- **#3 - PCADE targets the "Ad Creation" process where there is no product in the market today**
- FUTURE STATE: #1, 2, and 6 - PCADE will have features that will support PPC Strategy, Keyword Analysis and Campaign Launch

PPC Ad Editor

PPC Ad Editor 18-month Roadmap Overview


Jun. 2020
Today
Dec. 2020
Mar 2021
Jun. 2021
Sep. 2021
Dec. 2021
...
… Enhance post Go-Live
Key feature/function improvements:
• Enhanced User Experience
• Mobile views
• White label
• 360 degree competitive intelligence
GA
Scale platform interface automations
Key platforms for seamless integration and automation:
• Microsoft Ads
• Facebook/Instagram
• LinkedIn
• YouTube
Agile sprint planning
Pilot
GA
Integrate Intelligent Workflows
Project Management (PM) tools integration:
• Veeva
• iqvia-epromo
• Additional platform integration:
• Tiktok
• Quora
• Reddit
Agile sprint planning
Pilot
GA
Infuse AI (Artificial Intelligence)
• Performance based tracking
• Machine Learning based media planning, Ads spend target & pattern, # of clicks, etc…
Agile sprint planning
Operationalize AI (Artificial Intelligence)
• AI based Content creation based on URL, keywords and ads auto-creation
• Additional PM Tools
• Base Camp
• Jira
Pilot
GA
Agile sprint planning
Q1 2022

General Availability / Go Live

Disclaimer: These projections are not guaranteed

Market Analysis

- Target Market
  - Advertising agencies of all sizes worldwide (~550K)
  - US Small Medium Businesses (up to 250 employees), top 7% with online advertising spend of $1MM+ (~2MM companies)
  - Larger enterprises worldwide (~1MM companies)

- Short-Term focus
  - Marketing agencies
  - Specialized verticals, i.e. Pharma, Education
  - Product evolution and adaptation

- Longer-Term focus
  - We are positioning PPC Ad Editor to become the global brand as the premier PPC pre-launch platform leveraging cognitive technology to enhance our users creative thought process.
  - We intend to entrench ourselves within this position in PPC value stream and will build upwards introducing greater features and utility with the intent to dominate our market space.
  - Also on the roadmap is to interface with Microsoft Ads, Facebook, YouTube, LinkedIn, Quora, Reddit, Tiktok and other sites.

Pricing Plans





Pricing Plans

Choose your billing:

Annual | **Monthly**

Most Popular

BUSINESS	AGENCY	ENTERPRISE
$99/MO.	**$399**/MO.	**ADVANCED NEEDS**
$149	$599	
GET STARTED FREE	GET STARTED FREE	CONTACT US
3 USER SEATS	15 USER SEATS	If you find PCADE useful but want a specific proprietary function that fits your business requirements, we offer custom features and pricing. Please contact us.
Core Features	Everything in Business plan plus….	
2 Client Dashboards	15 Client Dashboards	
	PDF Export	
	Team Commenting	
	Version Control	
	Call Only Ads Support	
	Custom logo	
	Custom Agency Brief	
	Campaign Summary view	

- Monthly/annual subscription based model

- Plans differentiated by additional features and user seats

Thank you!